[redacted]

14049972

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30302

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYCAMORE FINANCIAL GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2713 ROCKFORD LANE
(No. and Street)

KOKOMO, IN 46902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK NEESE - 317-632-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 14 2014
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CRAIG SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYCAMORE FINANCIAL GROUP, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYCAMORE FINANICAL GROUP, INC

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2013

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

SYCAMORE FINANCIAL GROUP

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
SYCAMORE FINANCIAL GROUP, INC.
KOKOMO, INDIANA

Report on the Financial Statements
We have audited the accompanying financial statements of SYCAMORE FINANCIAL GROUP, INC., an Indiana limited liability company, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SYCAMORE FINANCIAL GROUP, INC. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 6, 2014

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 10,764	$ 90,323
Investment Securities	612,676	407,519
Receivables	684,343	613,456
Office Furniture, Fixtures and Equipment	142,544	169,684
less Accumulated Depreciaiton	(132,010)	(154,247)
Prepaid Expenses	-	8,775
TOTAL ASSETS	$ 1,318,317	$ 1,135,510

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
LIABILITIES		
Payable to Brokers and Dealers	$ 83,219	$ 35,711
Accounts Payable and Accrued Expenses	12,265	16,775
TOTAL LIABILITIES	95,484	52,486
STOCKHOLDERS' EQUITY		
Common Stock (Authorized 10,000 shares, issued and outstanding: 4,392)	$ 43,897	$ 43,897
Additional Paid In Capital	27,300	27,300
Treasury Stock (790 shares purchased)	(22,257)	(22,257)
Retained Earnings	1,173,893	1,034,084
TOTAL STOCKHOLDERS' EQUITY	1,222,833	1,083,024
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,318,317	$ 1,135,510

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
REVENUE		
Rental Income	$ 27,264	$ 26,644
Commissions, marks and fees	2,974,988	2,234,071
Investment Income (Loss)	201,300	75,410
TOTAL REVENUE	3,203,552	2,336,125
EXPENSES		
Employee compensation, commissions and benefits	1,022,818	1,366,913
Rent - Occupancy	66,000	98,000
Telephone and Postage	18,228	20,206
Depreciaiton and amortization	15,185	32,092
Promotional expense	23,864	10,342
Property Taxes	12,967	13,426
Other operating expenses	504,694	249,149
TOTAL EXPENSES	1,663,756	1,790,128
Income (Loss) Before Income Tax	1,539,796	545,997
Income Tax Benefits (Expense)	-	(26)
Net Income Before Equity in Income of Investee	1,539,796	545,971
Equity in Income of Investee	-	-
Net Income (Loss)	$ 1,539,796	$ 545,971
Earning (Loss) per share of common stock	$ 350.59	$ 124.31

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	Capital Stock	Treasury Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2012	$ 43,897	$ (22,257)	$ 27,300	$ 488,113	$ 537,053
Additional Paid In Capital	-	-	-	-	-
Stock Issue	-	-	-	-	-
Purchase of Shares	-	-	-	-	-
Net Income	-	-	-	545,971	545,971
Balance at December 31, 2012	**$ 43,897**	**$ (22,257)**	**$ 27,300**	**$ 1,034,084**	**$ 1,083,024**
Additional Paid In Capital	-	-	-	-	-
Stock Issue	-	-	-	-	-
Distributions	-	-	-	(1,399,987)	(1,399,987)
Net Income	-	-	-	1,539,796	1,539,796
Balance at December 31, 2013	**$ 43,897**	**$ (22,257)**	**$ 27,300**	**$ 1,173,893**	**$ 1,222,833**

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 1,539,796	$ 545,971
Adjustments to reconcile (Decrease) in net assets to net cash provided by (used in) operations:		
Depreciation	15,185	34,092
Unrealized (gain) loss in investment securities	(184,525)	(4,082)
(Increase) decrease in operating assets:		
Broker Deposits	-	30,007
Receivables	(70,887)	(613,456)
Prepaid Expenses	8,775	(5,228)
Increase (decrease) in operating liabilities:		
Accounts payable	(4,510)	(20,460)
Accrued expenses	47,508	35,711
Net Cash Provided by (Used in) Operating Activities	1,351,342	2,555
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(10,282)	(27,318)
Purchase of investments	(20,632)	-
Net Cash Provided by (Used in) Investing Activities	(30,914)	(27,318)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder Distributions	(1,399,987)	-
Net Cash Provided by (Used in) Financing Activities	(1,399,987)	-
Net increase (decrease) in cash	(79,559)	(24,763)
Cash - beginning of year	90,323	115,086
Cash - end of year	$ 10,764	$ 90,323
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Interest	$ -	$ 26

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Sycamore Financial Group, Inc. (the Firm) was formed in 1983 as a corporation in the state of Indiana, located in Kokomo, Indiana. The Firm is a securities brokerage firm. Currently the Firm does not self-carry any securities accounts except through their correspondent, Southwest Securities Corporation. The Firm also deals directly with certain firms for mutual funds, unit trusts, gold and silver. The Firm maintains no physical securities, client cash or margin accounts.

   The Firm has a branch office in Anderson, Indiana which runs all its transactions through the Kokomo office.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2012 and 2011.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

e. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $15,185 and $34,092 for the years ended December 31, 2013 and 2012. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

f. Advertising—The Firm's advertising costs are expensed as incurred. During 2013 and 2012, advertising costs totaled $200 and $3,648.

NOTE 2: INVESTMENT SECURITIES

At December 31, 2013 and 2012, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers at the Anderson Branch and registered representatives at the Kokomo office. At December 31, 2013 and 2012 receivables were $684,343 and $613,456; and payables were $83,219 and $35,711.

NOTE 4: INCOME TAX EXPENSE

The Firm has elected to be treated as an S Corporation for tax purposes, as of January 1, 2013. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Firm's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the years ended December 31, 2013 and 2012.

The Firm's federal and state income tax returns for 2010 through 2013 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due dates.

NOTE 5: LEASES

The Firm leases office space located at 2713 Rockford Lane in Kokomo, Indiana from the shareholder of the Firm under an operating lease which expires on January 1, 2009. The rental rate per square foot of space is at market value for the geographic area. The lease contains a provision for annual renewals with the same terms and conditions except for the rental rate. Future renewals rates will reflect changes in the CPI or will be based on mutually agreed upon amounts. The Company paid $66,000 in rent for the year ended December 31, 2013 and 2012.

The Firm subleases part of the space to other professionals on a year-to-year basis. Both the rental payments made and sublease rental payments received are shown separately. The Firm received rental income from the sub-lease of $27,264 and $26,644 for the year ended December 31, 2013 and 2012.

The Firm leases office space located at 800 Main Street in Anderson, Indiana. The rental rate per square foot of space is at market value for the geographic area. The Firm paid $8,420 and $8,520 in rent for the year ended December 31, 2013 and 2012.

NOTE 6: SELF-INSURED

During 2003 the Firm made the decision to self-ensure and did not renew its insurance policy for errors and omissions. Representation has been made by management that they are not aware on any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5.

NOTE 7: BASIC EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Firm has issued no dilutive potential common shares.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
Sycamore Financial Group, Inc.
Kokomo, Indiana

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 6, 2014

SYCAMORE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

Schedule I

1.	Total ownership equity from Statement of Financial Condition		$ 1,222,833
2.	Deduct ownership equity not allowable for Net Capital		-
3.	Total ownership equity qualified for Net Capital		$ 1,222,833
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
	b. Other deductions or allowable in computation of net capital		-
5.	Total capital and allowable subordinated liabilities		1,222,833
6.	Deductions and/or charges:		
	a. Total nonallowable assets from Statement of Financial Condition	$ 10,534	
	b. Secured demand note deficiency	-	
	c. Commodity futures contracts and spot commodities-proprietary capital charges	-	
	d. Other deductions and/or charges	-	(10,534)
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		1,212,299
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f))		
	a. Contractual securities commitments	-	
	b. Subordinated securities borrowings	-	
	c. Trading and investments securities	-	
	1. Exempted securities	-	
	2. Debt securities	-	
	3. Options	-	
	4. Other securities	91,648	
	d. Undue Concentrations	-	
	e. Other	-	(91,648)
10.	Net Capital		$ 1,120,651

The accompanying notes are an integral part of the financial statements.

SYCAMORE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

Schedule I

COMPUTATION OF NET CAPITAL REQUIREMENTS

11. Minimum net capital requested (6 2/3% of line 18)		$	6,369
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A			50,000
13. Net capital requirement (greater of line 11 or 12)			50,000
14. Excess net capital (line 10 less 13)			935,520
15. Net capital less greater of 10% of line 18 or 120% of line 12		$	875,520
16. Total liabilities from Statement of Financial Condition		$	95,484
17. Add:			
a. Drafts for immediate credit	-		
b. Market value of securities borrowed for which no equivalent value is paid or credited	-		
c. Other unrecorded amounts (List)	-		-
18. Total aggregate indebtedness		$	95,484
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)			8.52%

The accompanying notes are an integral part of the financial statements.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
SYCAMORE FINANCIAL GROUP, INC.
INDIANAPOLIS, INDIANA

In planning and performing our audit of the financial statements of SYCAMORE FINANCIAL GROUP, INC. as of and for the year ended December 31 ,2013, in accordance with auditing standards generally accepted in the United States of America, we considered SYCAMORE FINANCIAL GROUP, INC.'S Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of INDIANA SECURITIES'S internal control. Accordingly, we do not express an opinion on the effectiveness of SYCAMORE FINANCIAL GROUP, INC.'S internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by SYCAMORE FINANCIAL GROUP, INC. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because SYCAMORE FINANCIAL GROUP, INC.. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of SYCAMORE FINANCIAL GROUP, INC. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that SYCAMORE FINANCIAL GROUP, INC.'S practices and procedures, as described in the second paragraph of this report, were adequate at FEBRUARY 6, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 6, 2014

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
SYCAMORE FINANCIAL GROUP, INC.
Kokomo, Indiana

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2013 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 6, 2014

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
SYCAMORE FINANCIAL GROUP, INC.
INDIANAPOLIS, INDIANA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by SYCAMORE FINANCIAL GROUP, INC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SYCAMORE FINANCIAL GROUP, INC..'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). SYCAMORE FINANCIAL GROUP, INC..'s management is responsible for SYCAMORE FINANCIAL GROUP, INC..'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 less revenues reported on the FOCUS reports for the period from January 1, 2013 to March 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2013 to December 31, 2013 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 6, 2014